Novartis International AG Novartis Global Communications CH-4002 Basel Switzerland http://www.novartis.com http://www.novartis.com
FINANCIAL RESULTS   •   RÉSULTATS FINANCIERS   •   FINANZERGEBNISSE

Novartis delivered strong core margin expansion (cc) and continued to strengthen the pipeline in Q3; on track for full-year guidance
•	Solid growth (cc1) in Q3 sales, core operating income, core EPS for continuing operations[2]
o	Net sales were USD 12.3 billion (-6%, +6% cc)
o	Operating income was USD 2.2 billion (-18%, +2% cc)
o	Core operating income was USD 3.5 billion (-3%, +14% cc)
o	Core operating income margin improved 2.2 percentage points (cc)
o	Net income declined mainly due to Q3 provision for conditional settlement in principle of specialty pharmacies case (slightly below USD 0.4 billion)[3] and prior-year gain from sale of Idenix shares
o	Core EPS was up 14% (cc) to USD 1.27 (-1% USD), and free cash flow[1] was USD 2.8 billion (-11% USD primarily due to currency)
o	Strong USD negatively impacting sales by -12% and core operating income by -17%
o	Strong performance of Pharmaceuticals and Sandoz more than offset weakness at Alcon
o	Alcon growth acceleration plan development underway and will be reflected in 2016 guidance given with 2015 full-year results
•	Strong innovation momentum and progress on new launches continued in Q3
o	Entresto received positive CHMP opinion and Swissmedic approval
o	Tafinlar + Mekinist received EMA approval and FDA priority review in BRAF V600+ melanoma
o	New data on Cosentyx showed sustained efficacy in psoriasis patients after three years
o	Progress continued in immuno-oncology with acquisition of Admune Therapeutics (IL-15), licensing agreements with XOMA (TGF-beta) and Palobiofarma (adenosine receptor)
o	Neuroscience pipeline was strengthened with Amgen partnership for BACE and migraine portfolio; pending acquisition from GSK of ofatumumab rights in multiple sclerosis
o	Sandoz filing for biosimilar etanercept was accepted by FDA
•	Growth Products continued to drive Q3 performance and rejuvenate portfolio
o	Growth Products[4] grew 14% (USD) to USD 4.2 billion, or 34% of net sales
o	Cosentyx launch off to strong start in US; Entresto approved and launched in US
•	Outlook 2015 for continuing operations confirmed
o	Continuing operations net sales expected to grow mid-single digit (cc); core operating income expected to grow ahead of sales at a high-single digit rate (cc)

Key figures[1]	Continuing operations[2]
	Q3 2015	Q3 2014	% change		9M 2015	9M 2014	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net sales	12 265	12 991	-6	6	36 894	39 105	-6	5
Operating income	2 234	2 739	-18	2	7 300	8 738	-16	0
Net income	1 812	3 102	-42	-28	5 974	8 279	-28	-14
EPS (USD)	0.75	1.27	-41	-27	2.48	3.37	-26	-12
Free cash flow	2 788	3 134	-11		6 317	6 979	-9
Core
Operating income	3 489	3 585	-3	14	10 733	11 244	-5	10
Net income	3 061	3 128	-2	13	9 334	9 796	-5	9
EPS (USD)	1.27	1.28	-1	14	3.87	4.00	-3	10

1 Constant currencies (cc), core results and free cash flow are non-IFRS measures. An explanation of non-IFRS measures can be found on page 51 of the Condensed Interim Financial Report. Unless otherwise noted, all growth rates in this Release refer to same period in prior year.
2 Continuing operations are defined on page 42 of the Condensed Interim Financial Report.
3 With, inter alia, the Southern District of New York
4 Growth Products are defined on page 2.

Basel, October 27, 2015 — Commenting on the results, Joseph Jimenez, CEO of Novartis, said:
“Novartis continued to make strong progress on innovation and key launches in the third quarter. The Pharmaceuticals and Sandoz Divisions continue to perform exceptionally well, offsetting softness in the Alcon Division. Entresto was approved and launched in the US, and Tafinlar + Mekinist was approved in the EU for BRAF-mutant melanoma. We confirm our full-year guidance.”

GROUP REVIEW

Novartis has laid out five clear priorities for 2015: deliver strong financial results; strengthen innovation; complete the portfolio transformation; capture cross-divisional synergies; and build a high-performing organization. In each of these areas, we made solid progress in the third quarter and first nine months.

Financial results

Following the announcement of our portfolio transformation transactions on April 22, 2014, Novartis reported the Group’s financial results for the current and prior years as “continuing operations” and “discontinued operations.” See page 42 of the Condensed Interim Financial Report for full explanation.

The commentary below focuses on continuing operations, which include the businesses of Pharmaceuticals, Alcon and Sandoz and Corporate activities. Starting on March 2, 2015, the date of the completion of the GSK transactions, continuing operations also include the results from the new oncology assets acquired from GSK and the 36.5% interest in the GSK consumer healthcare joint venture (the latter reported as part of income from associated companies). We also provide detail on discontinued operations and total Group performance on pages 3 and 5.

Third quarter

Continuing operations

Net sales were USD 12.3 billion (-6%, +6% cc). Growth Products1 contributed USD 4.2 billion or 34% of net sales, up 14% (USD) over the prior-year quarter.

Operating income was USD 2.2 billion (-18%, +2% cc), with growth in Sandoz mostly offset by a decline in Alcon. The adjustments made to operating income to arrive at core operating income amounted to USD 1.3 billion (2014: USD 0.8 billion), mainly on account of a provision for a legal settlement and legal fees and the amortization of the new oncology assets in Pharmaceuticals.

Core operating income was USD 3.5 billion (-3%, +14% cc). Core operating income margin in constant currencies increased 2.2 percentage points, mainly due to strong performance at Pharmaceuticals and Sandoz. Currency had a negative impact of 1.4 percentage points, resulting in a net increase of 0.8 percentage points in US dollar terms to 28.4% of net sales.

Net income was USD 1.8 billion (-42%, -28% cc), down mainly due to the prior-year gain from the sale of Idenix Pharmaceuticals, Inc. shares to Merck & Co. (USD 0.8 billion) and a provision for a legal settlement and legal fees.

EPS was USD 0.75 (-41%, -27% cc), broadly in line with net income.

Core net income was USD 3.1 billion (-2%, +13% cc), broadly in line with core operating income.

Core EPS was USD 1.27 (-1%, +14% cc), broadly in line with core net income.

The free cash flow in the third quarter was USD 2.8 billion (-11%), a decrease of USD 0.3 billion compared to the prior-year period, primarily due to the negative currency impact on operations.

1 "Growth Products" are an indicator of the rejuvenation of the portfolio, and comprise products launched in a key market (EU, US, Japan) in 2010 or later, or products with exclusivity in key markets until at least 2019 (except Sandoz, which includes only products launched in the last 24 months). They include the acquisition effect of the GSK oncology assets.

Pharmaceuticals net sales reached USD 7.6 billion (-4%, +7% cc), with volume growth of 12 percentage points, which includes the new oncology assets acquired from GSK on March 2, 2015 (sales of USD 0.5 billion in Q3). The negative impact of generic competition was 5 percentage points, largely for Diovan monotherapy, Exforge and Exelon Patch in the US. Pricing impact was negligible. Growth Products – which include Gilenya, Tasigna, Afinitor, Tafinlar + Mekinist, Jakavi, Revolade and Cosentyx – generated USD 3.5 billion or 46% of division net sales. These products grew 34% (cc) over the same period last year.

Operating income was USD 1.8 billion (-18%, 0% cc), as a provision for a conditional settlement in principle of the specialty pharmacies case with, inter alia, the SDNY of USD 400 million (including legal fees), amortization of intangible assets of USD 369 million and net acquisition-related costs of USD 45 million, both mainly related to the new oncology assets, were partly offset by divestment gains. Core operating income was USD 2.4 billion (+1%, +18% cc). Core operating income margin in constant currencies increased by 3.0 percentage points; currency had a negative impact of 1.5 percentage points, resulting in a net increase of 1.5 percentage points to 31.8% of net sales.

Alcon net sales were USD 2.3 billion (-12%, -2% cc) in the third quarter. Surgical sales (-2% cc) were down, mainly due to competitive pressure on intraocular lenses (IOLs) and a slowdown in equipment purchases in the US and emerging markets, particularly in Asia. This was partially offset by solid sales of cataract consumables and vitreoretinal sales. Ophthalmic Pharmaceuticals sales (-3% cc) declined, primarily due to generic competition in the US, which more than offset double-digit growth in Glaucoma fixed-dose combination products and Systane in Dry Eye. Vision Care sales (-1% cc) were impacted by a continued decline in contact lens care, while strong growth in Dailies Total1 was offset by weaker contact lens sales in Asia. Alcon growth acceleration plan development is underway and will be reflected in 2016 guidance given with 2015 full-year results.

Operating income was USD 159 million (-58%, -22% cc). Core operating income was USD 703 million (-27%, -12% cc), primarily impacted by declining sales as well as higher spending in R&D and M&S behind investments to drive growth and an increase in provisions for bad debt in Asia. Core operating income margin in constant currencies decreased by 3.8 percentage points; currency had a negative impact of 2.2 percentage points, resulting in a net decrease of 6.0 percentage points to 30.0% of net sales.

Sandoz net sales reached USD 2.3 billion (-3%, +9% cc) in the third quarter, as volume growth of 21 percentage points more than compensated for 12 percentage points of price erosion (6 percentage points excluding Diovan monotherapy). Global sales of Biopharmaceuticals (which include biosimilars, biopharmaceutical contract manufacturing and Glatopa) grew 28% (cc) to USD 186 million, including continued progress of the newly launched Glatopa. Anti-Infectives franchise sales (consisting of partner label and finished dosage form sales) were up 15% (cc) to USD 349 million.

Operating income amounted to USD 317 million (+17%, +33% cc). Core operating income grew 4% (+17% cc) to USD 433 million, due to strong base business and launch performance. Core operating income margin increased 1.2 percentage points to 18.6% of net sales, as strong operating performance more than offset the high margin sales of the Diovan monotherapy authorized generic in the prior-year quarter.

Discontinued operations1

Operational results for discontinued operations in the third quarter of 2015 include one month of results from the influenza Vaccines business, prior to its divestment to CSL Limited on July 31, 2015. Animal Health, OTC and non-influenza Vaccines are not included, as the divestments were closed in the first quarter of 2015. The prior-year period included the results of all divested units during the quarter.

Discontinued operations sales for the quarter amounted to USD 14 million, compared to USD 1.7 billion in the prior-year period.

Discontinued operations operating income was USD 45 million, which included the operating performance of the influenza Vaccines business up to July 31 and is net of the partial reversal of USD 0.1 billion of the impairment recorded in 2014, whereas the prior-year period operating income amounted to USD 241 million.

1 Discontinued operations are defined on page 42 of the Condensed Interim Financial Report.

Core operating loss for discontinued operations amounted to USD 49 million compared to an income of USD 255 million in the prior-year quarter.

Net income from discontinued operations amounted to USD 83 million compared to an income of USD 138 million in the prior-year quarter.

Total Group

For the total Group, net income amounted to USD 1.9 billion compared to USD 3.2 billion in the prior-year period, and basic earnings per share decreased to USD 0.79 from USD 1.33.

Free cash flow for the total Group amounted to USD 2.8 billion.

Nine months

Continuing operations

Net sales amounted to USD 36.9 billion (-6%, +5% cc) in the first nine months. Growth Products contributed USD 12.3 billion or 33% of net sales, up 17% (USD) over the first nine months of 2014.

Operating income was USD 7.3 billion (-16%, 0% cc), with growth in Pharmaceuticals and Sandoz offset by the decline at Alcon. The adjustments made to operating income to arrive at core operating income amounted to USD 3.4 billion (2014: USD 2.5 billion).

Core operating income was USD 10.7 billion (-5%, +10% cc). Core operating income margin in constant currencies increased 1.3 percentage points, mainly due to higher sales and productivity initiatives. Currency had a negative impact of 1.0 percentage points, resulting in a net increase of 0.3 percentage points to 29.1% of net sales.

Net income was USD 6.0 billion (-28%, -14% cc), down mainly due to the prior-year gain from the sale of Idenix Pharmaceuticals, Inc. shares to Merck & Co. (USD 0.8 billion).

EPS was USD 2.48 (-26%, -12% cc), declining less than net income due to the lower number of average outstanding shares.

Core net income was USD 9.3 billion (-5%, +9% cc), broadly in line with core operating income.

Core EPS was USD 3.87 (-3%, +10% cc), growing ahead of core net income due to the lower number of average outstanding shares.

The free cash flow in the first nine months of 2015 was USD 6.3 billion (-9%), a decrease of USD 0.7 billion compared to the prior-year period. This was primarily due to the negative currency impact on operations, partially offset by higher hedging gains and increased proceeds from divestments.

Pharmaceuticals delivered net sales of USD 22.6 billion (-6%, +5% cc) in the first nine months, driven by volume growth (+12 percentage points), which includes the new oncology assets acquired from GSK (sales of USD 1.2 billion), more than offsetting the negative impact of generic competition (-7 percentage points). Pricing impact was negligible.

Operating income was USD 6.1 billion (-11%, +4% cc) for the first nine months. Included in operating income were USD 921 million of amortization of intangible assets and USD 155 million of net acquisition-related costs, mainly related to the new oncology assets acquired from GSK, as well as USD 400 million for a provision for a legal settlement and legal fees, partly offset by divestment gains. Core operating income was USD 7.3 billion (-3%, +12% cc), generating core operating leverage in constant currencies through the continued reduction of functional costs and ongoing productivity initiatives. Core operating income margin in constant currencies improved by 2.0 percentage points; currency had a negative impact of 1.1 percentage points, resulting in a net margin expansion of 0.9 percentage points to 32.4% of net sales.

Alcon net sales were USD 7.5 billion (-8%, +1% cc) in the first nine months. Surgical sales grew 1% (cc), driven by cataract and vitreoretinal consumables, partially offset by lower sales of equipment and IOLs. Ophthalmic Pharmaceuticals grew 1% (cc), driven by double-digit growth of fixed-dose combination products in Glaucoma and Systane in Dry Eye, partially offset by the negative impact of generic competition in the US. Vision Care (0% cc) was flat, as the continued decline in contact lens care solutions offset strong growth in Dailies Total1 and AirOptix Colors.

Operating income was USD 662 million (-46%, -15% cc). Core operating income was USD 2.4 billion
 (-18%, -5% cc), impacted by higher spending, primarily in M&S, behind investments to drive growth and an increase in provisions for bad debt in Asia. Lower gross margin and higher R&D investment behind RTH258 also contributed to the decline in core operating income. Core operating income margin in constant currencies decreased by 2.0 percentage points; currency had a negative impact of 1.8 percentage points, resulting in a net decrease of 3.8 percentage points to 32.1% of net sales.

Sandoz net sales were USD 6.9 billion (-3%, +10% cc) as volume growth of 17 percentage points more than offset 7 percentage points of price erosion. All regions grew in the first nine months of the year, led by double-digit growth in the US (+16% cc), Asia-Pacific (+15% cc) and Latin America (+22% cc). From a franchise perspective, global sales of Biopharmaceuticals increased 39% (cc) to USD 554 million, including four months of sales of Glatopa. Anti-Infectives franchise sales were USD 1.1 billion (+12% cc).

Operating income was USD 789 million (-1%, +7% cc), including USD 190 million of restructuring charges mainly related to our manufacturing footprint initiative. Core operating income increased 9% (+21% cc) to USD 1.3 billion. Core operating income margin in constant currencies increased by 1.7 percentage points; currency had a positive impact of 0.3 percentage points, resulting in a net increase of 2.0 percentage points to 18.4% of net sales.

Discontinued operations

Operational results for discontinued operations in the first nine months of 2015 include seven months of results from the influenza Vaccines business, as well as results from the non-influenza Vaccines business and OTC until their divestment date on March 2, 2015. Operational results from the Animal Health business, which was divested on January 1, 2015, include only the divestment gain. The prior year included the results of all divested units during the first nine months.

Discontinued operations sales for the first nine months amounted to USD 601 million, including USD 70 million for the influenza Vaccines business. Sales from the non-influenza Vaccines business and OTC up to March 2 amounted to USD 75 million and USD 456 million, respectively. In the prior-year period, net sales were USD 4.3 billion as all divested businesses reported during the full nine months.

Operating income for discontinued operations includes preliminary exceptional pre-tax gains of USD 12.8 billion from the divestment of Animal Health to Lilly (USD 4.6 billion) and the transactions with GSK (USD 2.8 billion for the non-influenza Vaccines business and USD 5.9 billion arising from the contribution of Novartis OTC into the consumer healthcare joint venture). In addition, the GSK transactions resulted in approximately USD 0.5 billion of additional transaction-related expenses.

The remaining operating loss from discontinued operations was USD 0.2 billion, representing the operating performance of the influenza Vaccines business up to July 31, as well as the non-influenza Vaccines business and OTC until their respective divestment dates, and is net of the partial reversal of USD 0.1 billion of the impairment recorded in 2014.

Core operating loss for discontinued operations, which excludes these exceptional items, amounted to USD 223 million in the first nine months of 2015, compared to an income of USD 50 million in the prior-year period.

Net income from discontinued operations amounted to USD 10.8 billion, mainly due to the exceptional gains from the GSK and Lilly transactions, compared to USD 0.5 billion in the first nine months of 2014, which included the exceptional gain from the divestment of the blood transfusion diagnostics unit to Grifols.

Total Group1

For the total Group, net income amounted to USD 16.7 billion compared to USD 8.8 billion in the first nine months of 2014, impacted by the exceptional divestment gains included in net income from the discontinued operations. Basic earnings per share increased to USD 6.94 from USD 3.58.

Free cash flow for the total Group amounted to USD 6.0 billion.

Key growth drivers

Underpinning our financial results in the third quarter is a continued focus on key growth drivers, including Gilenya, Tasigna, Afinitor, Tafinlar + Mekinist, Jakavi, Revolade and Cosentyx, as well as Emerging Growth Markets.

Growth Products

•
Growth Products, an indicator of the rejuvenation of the portfolio, contributed 34% of continuing operations net sales in the third quarter, and were up 14% (USD). In Pharmaceuticals, Growth Products contributed 46% of division net sales in the quarter, and sales for these products were up 34% (cc).

•	Gilenya (USD 696 million, +16% cc), our oral MS therapy, grew double-digit in the quarter behind strong volume growth.

•	Tasigna (USD 416 million, +16% cc) continued to drive growth in our CML franchise (which also includes Gleevec/Glivec), with strong volume growth in the US and other markets.

•	Afinitor (USD 414 million, +9% cc), an oral inhibitor of the mTOR pathway, continued to grow, driven by the US and Emerging Growth Markets.

•	Tafinlar + Mekinist (USD 135 million) grew as the first approved combination therapy for the treatment of patients with BRAF V600 mutation positive unresectable or metastatic melanoma.

•	Revolade (USD 117 million), also known as Promacta in the US, saw sales accelerate as the only approved once-daily oral thrombopoietin receptor agonist.

•	Jakavi (USD 103 million, +77% cc), an oral JAK inhibitor approved for myelofibrosis and polycythemia vera, grew strongly over the previous-year quarter.

•	Cosentyx (USD 88 million), the first IL-17A inhibitor approved in the US and Europe for psoriasis patients, has progressed strongly since its launch in February 2015.

•	Biopharmaceuticals (which include biosimilars, biopharmaceutical contract manufacturing and Glatopa) grew 28% (cc) to USD 186 million.

Emerging Growth Markets

•
Continuing operations net sales in our Emerging Growth Markets – which comprise all markets except the US, Canada, Western Europe, Japan, Australia and New Zealand – grew 4% (cc) in the third quarter, reflecting a general slowdown in the economies of China and India. Growth was led by Turkey (+23% cc) and Brazil (+9% cc).

1 Total Group results in 9M 2014 include nine months of Consumer Health (both Animal Health and OTC) and Vaccines (both influenza and non-influenza businesses). 9M 2015 includes two months of OTC and the non-influenza business and seven months of the influenza business. Total Group net income and EPS include the impact of the exceptional divestment gains. Total Group free cash flow comprises the free cash flow from continuing operations and discontinued operations.

Strengthen innovation

The third quarter saw continued pipeline progress with positive regulatory decisions and significant clinical trial data released. Key developments are included below.

New approvals and positive opinions

•	Entresto approved and launched in US; recommended by CHMP; approved by Swissmedic
Entresto (sacubitril/valsartan), previously known as LCZ696, was approved and launched in the US as a treatment for heart failure with reduced ejection fraction (HFrEF). In addition, the CHMP adopted a positive opinion for Entresto in symptomatic chronic HFrEF, and the Swiss health authority approved Entresto to reduce the risk of cardiovascular mortality and morbidity in patients with HFrEF.

•	Cosentyx received positive CHMP opinion for AS and PsA
In October, the CHMP recommended the approval of Cosentyx (secukinumab) in Europe to treat ankylosing spondylitis (AS) and psoriatic arthritis (PsA).

•	Tafinlar + Mekinist approved in EU for BRAF mutant melanoma; granted FDA priority review
The EC approved the combination of Tafinlar (dabrafenib) and Mekinist (trametinib) for the treatment of adult patients with unresectable or metastatic melanoma with a BRAF V600 mutation. The FDA granted priority review for full approval of the combination in the same patient population.

•	Odomzo approved in US and EU for locally advanced BCC
Odomzo (sonidegib) received approval in the US and EU for the treatment of certain adult patients with locally advanced basal cell carcinoma (BCC).

•	Farydak received EC approval in multiple myeloma
The EC approved Farydak (panobinostat) in combination with bortezomib and dexamethasone for the treatment of certain adult patients with relapsed/refractory multiple myeloma.

•	Promacta FDA approval for children with cITP
The FDA approved an expanded use for Promacta (eltrombopag) to include certain children one year of age and older with chronic immune thrombocytopenia (cITP).

•	Revolade approved in EU for patients with severe aplastic anemia
The EC approved Revolade (eltrombopag, marketed as Promacta in the US) for the treatment of certain adults with severe aplastic anemia (SAA).

•	Alcon’s UltraSert Pre-Loaded Delivery System for cataract surgery approved by FDA
Alcon received US approval for the AcrySof IQ Aspheric Intraocular Lens (IOL) with UltraSert Pre-loaded Delivery System for patients undergoing cataract surgery.

Regulatory submissions and filings

•	Afinitor submitted for GI/lung NET in US, Europe and Japan
Regulatory applications for Afinitor (everolimus) in advanced, progressive, non-functional neuroendocrine tumors (NET) of gastrointestinal (GI) or lung origin were submitted in the US, Europe and Japan.

•	Arzerra submitted for relapsed CLL in US and Europe
Regulatory applications for Arzerra (ofatumumab) for use as maintenance therapy in patients with relapsed chronic lymphocytic leukemia (CLL) were submitted in the US and Europe.

•	Sandoz submitted biosimilar etanercept in US
The FDA accepted Sandoz regulatory submission for biosimilar Enbrel® (etanercept), a TNF-alpha inhibitor. Sandoz is seeking approval for all indications included in the label of the reference product, including rheumatoid arthritis and psoriasis.

Results from important clinical trials and other highlights

•	Cosentyx study showed sustained efficacy in psoriasis patients to three years
Data from an extension study showed that Cosentyx provides high levels of skin clearance and sustained efficacy in patients with moderate-to-severe plaque psoriasis while maintaining a favorable safety profile over three years.

•	COMBI-v data showed OS benefit for Tafinlar + Mekinist in BRAF-mutant melanoma
Updated data from the Phase III COMBI-v study showed a significant overall survival benefit for patients with BRAF V600E/K mutation-positive metastatic melanoma while improving health-related quality of life when treated with the combination of Tafinlar + Mekinist compared to vemurafenib monotherapy (median for the combination 25.6 months vs 18.0 months).

•	RADIANT-4 study showed Afinitor improved PFS in nonfunctional GI and lung NET
In a Phase III pivotal study, Afinitor reduced risk of disease progression by 52% vs. placebo in patients with advanced, progressive, nonfunctional NET of GI or lung origin. The results of the RADIANT-4 study are serving as the basis of worldwide regulatory submissions.

•	Secukinumab data in psoriatic arthritis published in NEJM
Results from the pivotal Phase III FUTURE 1 study for secukinumab in psoriatic arthritis were published online in the New England Journal of Medicine (NEJM). Secukinumab is the first IL-17A inhibitor to demonstrate efficacy in a Phase III study in patients with active PsA.

•	Long term efficacy of Gilenya reinforced by NEDA-4 analysis
The long-term efficacy profile of Gilenya (fingolimod) was reinforced by an analysis evaluating the proportion of Gilenya patients with relapsing multiple sclerosis who achieved no evidence of disease activity (NEDA-4) within each year over seven years.

•	Novartis continued to add to robust portfolio of programs in immuno-oncology
In October, Novartis broadened its portfolio of cancer immunotherapies with the acquisition of Admune Therapeutics and licensing agreements with Palobiofarma and XOMA Corporation, adding IL-15, adenosine receptor and TGF-beta inhibition programs to the portfolio. Novartis currently has several assets in clinic (including checkpoint inhibitors targeting PD1 and LAG3, as well as a myeloid cell targeting program and CART program CTL019). We are on track to have TIM3, as well as a PD1 + LAG3 combination, in clinic by end of year. We anticipate bringing STING, GITR, TGF-beta and multiple combinations to the clinic in 2016.

•	Novartis agreed to acquire remaining rights to ofatumumab, strengthening focus in MS
Novartis agreed to acquire all remaining rights to ofatumumab from GSK for relapsing remitting multiple sclerosis (MS) and certain other autoimmune indications.1

•	Novartis formed partnership with Amgen to further reinforce neuroscience pipeline
Through the partnership, Novartis and Amgen agreed to co-develop and co-commercialize a BACE inhibitor program in Alzheimer’s disease, with Novartis oral therapy CNP520 as the lead molecule. Novartis and Amgen also plan to globally co-develop Amgen's migraine portfolio, including human monoclonal antibody AMG 334. Novartis holds commercialization rights for the migraine portfolio outside of the US, Canada and Japan.

•	Novartis swapped clinical assets for equity with Mereo BioPharma
The deal involves three mid-stage clinical assets in areas of unmet medical need: brittle bone syndrome, acute exacerbations in COPD and hypogonadotropic hypogonadism. Under the agreement, Novartis sold the clinical assets in exchange for an equity stake in Mereo and will share in the success of the assets.

•	Jay Bradner appointed NIBR President as Mark Fishman retires
Dr. James (Jay) Bradner, physician-scientist from Dana-Farber Cancer Institute and Harvard Medical School, was appointed President of the Novartis Institutes for BioMedical Research (NIBR), effective March 1, 2016. Dr. Bradner succeeds Dr. Mark Fishman, who will reach his contractual retirement age in March 2016 after 13 years at Novartis.

1 Transaction is subject to closing conditions

Complete the portfolio transformation

Following our announcement on March 2, 2015 of the completion of the transactions with GSK, the integration has progressed on track. Marketing authorization transfers have been completed for over 80% of total sales of the oncology products.

The divestment of the influenza Vaccines business to CSL, the last step in the portfolio transformation, was completed on July 31, 2015.

Capture cross-divisional synergies

Improving productivity and leveraging synergies across divisions will help us support margins.

•
Novartis Business Services (NBS), our shared services organization, continues to execute on its priorities and the transformation of the organization is on track. At the end of the third quarter, NBS had approximately 9,400 full-time-equivalent associates, transferred from within the Novartis Group.

•
The cost within the scope of NBS was stable from the prior year. Moving from division-specific services to a cross-divisional model, NBS continues to scale up the offshoring of transactional services to its five selected Global Service Centers in Mexico City, Kuala Lumpur, Prague, Hyderabad and Dublin.

•	In the third quarter, we generated approximately USD 500 million in Procurement savings by leveraging our scale.

•	In addition, we continued to optimize our manufacturing footprint. In the third quarter, we announced the planned exit of our Sandoz manufacturing site in Turbhe, India.

•
For continuing operations, this brings the total number of production sites that have been or are in the process of being restructured, closed or divested to 24. Exceptional charges amounted to USD 40 million in the third quarter and USD 299 million in the first nine months. Exceptional charges recorded cumulatively since the program began amount to USD 874 million.

In total, our productivity initiatives generated gross savings that contributed approximately USD 850 million in the third quarter.

Build a high-performing organization

We are committed to creating a culture of integrity at Novartis and demonstrating ethical leadership, and have taken concrete steps to increase transparency and strengthen our ethical business practices. The new Novartis Values and Behaviors have an increased emphasis on integrity and the courage to do the right thing.

The company’s focus on quality continued to yield steady improvement in 2015. In the third quarter, a total of 60 global health authority inspections were completed, 12 of which were conducted by the FDA. All 60 were deemed acceptable or good.

On October 22, 2015, the FDA issued a warning letter to our Sandoz Division concerning their Indian sites in Kalwe and Turbhe. The warning letter observations follow an Agency inspection at both sites in August 2014 and are related to deficiencies in current good manufacturing practice (cGMP) for finished pharmaceuticals. The Warning Letter does not contain any new issues versus the 483 observations issued following the inspection in August 2014, which Sandoz has been addressing since then. Sandoz will continue to work closely with the FDA to ensure all observations are resolved to the Agency’s full satisfaction. No supply disruptions are expected.

Capital structure and net debt

Retaining a good balance between investment in the business, a strong capital structure and attractive shareholder returns will remain a priority. Strong cash flows and a sound capital structure have allowed Novartis to focus on driving innovation and growth across its diversified healthcare portfolio, while keeping its double-A credit rating as a reflection of financial strength and discipline.

During the first nine months of 2015, 38.7 million treasury shares were delivered as a result of options exercised and share deliveries related to employee participation programs. 8.9 million shares were repurchased on the SIX Swiss Exchange first trading line and from employees. In addition, Novartis repurchased 32.5 million shares on the second trading line in the first nine months of 2015 under the ongoing share buy-back of USD 5.0 billion spread over two years as well as to offset the dilutive impact from its employee participation programs. With these transactions, the total number of shares outstanding decreased by 2.7 million in the first nine months of 2015. Novartis aims to further offset the dilutive impact from its employee participation programs experienced in the first nine months of 2015 over the remainder of the year through purchases on the SIX Swiss Exchange second trading line.

During the first quarter of 2015, Novartis issued three Swiss franc denominated bonds for a total amount of USD 1.5 billion and repaid two bonds for a total amount of USD 2.9 billion (USD 2.0 billion bond issued in March 2010 and a Swiss franc denominated bond of USD 0.9 billion issued in June 2008) in the second quarter of 2015 at maturity.

As of September 30, 2015, the net debt stood at USD 16.6 billion compared to USD 6.5 billion at December 31, 2014. The increase of USD 10.1 billion was driven by the outflows related to the acquisition of the oncology assets from GSK of USD 16.0 billion, the dividend payment of USD 6.6 billion, share repurchases of USD 4.0 billion, divestment related payments of USD 0.8 billion and other net cash outflow items of USD 0.2 billion. This was partially compensated by the free cash flow of USD 6.0 billion, net divestment proceeds of USD 9.9 billion related to the portfolio transformation transactions and proceeds from options exercised of USD 1.6 billion.

The long-term credit rating for the company continues to be double-A (Moody’s Aa3; Standard & Poor’s AA-; Fitch AA).

2015 Group outlook for continuing operations

Barring unforeseen events

Our outlook for full year 2015 remains unchanged. Group net sales in 2015 are expected to grow mid-single digit (cc), after absorbing the impact of generic competition, which is expected to be approximately the same as the prior year (USD 2.4 billion). Group core operating income is expected to grow ahead of sales at a high-single digit rate (cc) in 2015. All these comparisons are versus 2014 continuing operations.

If early October exchange rates prevail for the remainder of the year, the currency impact for the year would be negative 10% on sales and negative 14% on core operating income. This currency impact versus prior-year results from the continued strength of the US dollar against most currencies.

Summary Financial Performance

Continuing operations[1]	Q3 2015	Q3 2014	% change		9M 2015	9M 2014	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net sales	12 265	12 991	-6	6	36 894	39 105	-6	5
Operating income	2 234	2 739	-18	2	7 300	8 738	-16	0
As a % of sales	18.2	21.1			19.8	22.3
Core operating income	3 489	3 585	-3	14	10 733	11 244	-5	10
As a % of sales	28.4	27.6			29.1	28.8

Pharmaceuticals	Q3 2015	Q3 2014	% change		9M 2015	9M 2014	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net sales	7 593	7 925	-4	7	22 580	23 931	-6	5
Operating income	1 841	2 233	-18	0	6 126	6 860	-11	4
As a % of sales	24.2	28.2			27.1	28.7
Core operating income	2 418	2 405	1	18	7 315	7 537	-3	12
As a % of sales	31.8	30.3			32.4	31.5

Alcon	Q3 2015	Q3 2014	% change		9M 2015	9M 2014	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net sales	2 346	2 665	-12	-2	7 463	8 124	-8	1
Operating income	159	381	-58	-22	662	1 232	-46	-15
As a % of sales	6.8	14.3			8.9	15.2
Core operating income	703	960	-27	-12	2 393	2 916	-18	-5
As a % of sales	30.0	36.0			32.1	35.9

Sandoz	Q3 2015	Q3 2014	% change		9M 2015	9M 2014	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net sales	2 326	2 401	-3	9	6 851	7 050	-3	10
Operating income	317	272	17	33	789	798	-1	7
As a % of sales	13.6	11.3			11.5	11.3
Core operating income	433	417	4	17	1 262	1 155	9	21
As a % of sales	18.6	17.4			18.4	16.4

Corporate	Q3 2015	Q3 2014	% change		9M 2015	9M 2014	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Operating loss	-83	-147	44	35	-277	-152	-82	-96
Core operating loss	-65	-197	67	62	-237	-364	35	30

Discontinued operations
	Q3 2015	Q3 2014	% change		9M 2015	9M 2014	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net sales	14	1 713	nm	nm	601	4 258	nm	nm
Operating income	45	241	nm	nm	12 571	826	nm	nm
As a % of sales	nm	14.1			nm	19.4
Core operating loss/income	-49	255	nm	nm	-223	50	nm	nm
As a % of sales	nm	14.9			-37.1	1.2

Total Group[2]	Q3 2015	Q3 2014	% change		9M 2015	9M 2014	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net income	1 895	3 240			16 738	8 793
EPS (USD)	0.79	1.33			6.94	3.58
Free cash flow	2 788	3 165			6 027	6 343
nm = not meaningful

1 Continuing operations include the businesses of Pharmaceuticals, Alcon and Sandoz, and starting on March 2, the results from the new oncology assets acquired from GSK and the 36.5% interest in the GSK consumer healthcare joint venture (the latter reported as part of income from associated companies). See page 42 of the Condensed Interim Financial Report for full explanation.
2 Total Group net income and EPS include the impact of the exceptional divestment gains. Total Group free cash flow comprises the free cash flow from continuing operations and discontinued operations.

A condensed interim financial report with the information listed in the index below can be found on our website at http://hugin.info/134323/R/1961518/715258.pdf.

Novartis Q3 and 9M 2015 Condensed Interim Financial Report – Supplementary Data

Disclaimer
This press release contains forward-looking statements that can be identified by words such as “innovation,” “on track,” “guidance,” “growth acceleration plan,” “underway,” “momentum,” “launches,” “launched,” “positive CHMP opinion,” “to come,” “pipeline,” “pending,” “outlook,” “confirmed,” “expected,” “progress,” “confirm,” “priorities,” “launch,” “initiatives,” “continued,” “ongoing,” “growth drivers,” “focus,” “positive opinions,” “recommended,” “positive opinion,” “priority review,” “plan,” “will,” “continues,” “planned,” “committed,” “priority,” “aims,” “would,” “evolving,” “in the future,” “Breakthrough Therapy,” “contingent,” “under review,” “being developed,” “initiated,” “recommending,” or similar terms, or by express or implied discussions regarding potential new products, potential new indications for existing products, or regarding potential future revenues from any such products; regarding potential shareholder returns or credit ratings; regarding the potential financial or other impact on Novartis of the transactions with GSK, Lilly or CSL, or regarding any potential strategic benefits, synergies or opportunities as a result of these transactions; or regarding potential future sales or earnings of the Novartis Group or its divisions and associated companies; or by discussions of strategy, plans, expectations or intentions. You should not place undue reliance on these statements. Such forward-looking statements are based on the current beliefs and expectations of management regarding future events, and are subject to significant known and unknown risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those set forth in the forward-looking statements. There can be no guarantee that any new products will be approved for sale in any market, or that any new indications will be approved for any existing products in any market, or that any approvals which are obtained will be obtained at any particular time, or that any such products will achieve any particular revenue levels. Nor can there be any guarantee that Novartis will be able to realize any of the potential strategic benefits, synergies or opportunities as a result of the transactions with GSK, Lilly or CSL. Neither can there be any guarantee that the Novartis Group, or any of its divisions or associated companies, will be commercially successful in the future, will achieve any particular financial results, or achieve any particular credit rating or level of shareholder returns. Nor can there be any guarantee that the growth acceleration plan under development at Alcon will be successfully developed or implemented, or will achieve its goals. In particular, management’s expectations could be affected by, among other things, unexpected regulatory actions or delays or government regulation generally; the potential that the strategic benefits, synergies or opportunities expected from the transactions with GSK, Lilly or CSL may not be realized or may take longer to realize than expected; the inherent uncertainties involved in predicting shareholder returns or credit ratings; the uncertainties inherent in research and development, including unexpected clinical trial results and additional analysis of existing clinical data; the Company’s ability to obtain or maintain proprietary intellectual property protection, including the ultimate extent of the impact on the Company of the loss of patent protection and exclusivity on key products which will continue this year; unexpected manufacturing or quality issues; unexpected safety issues; global trends toward health care cost containment, including ongoing pricing pressures and ongoing reimbursement challenges with payors; uncertainties regarding actual or potential legal proceedings, including, among others, actual or potential product liability litigation, litigation and investigations regarding sales and marketing practices, government investigations and intellectual property disputes; general economic and industry conditions, including uncertainties regarding the effects of the persistently weak economic and financial environment in many countries; uncertainties regarding future global exchange rates; uncertainties regarding future demand for our products; uncertainties involved in the development of new healthcare products; uncertainties regarding potential significant breaches of data security or disruptions of the Company’s information technology systems; and other risks and factors referred to in Novartis AG’s current Form 20-F on file with the US Securities and Exchange Commission. Novartis is providing the information in this press release as of this date and does not undertake any obligation to update any forward-looking statements as a result of new information, future events or otherwise.

All product names appearing in italics are trademarks owned by or licensed to Novartis Group Companies. Jakafi® is a registered trademark of Incyte Corporation. Enbrel® is a registered trademark of Amgen Inc.

About Novartis
Novartis provides innovative healthcare solutions that address the evolving needs of patients and societies. Headquartered in Basel, Switzerland, Novartis offers a diversified portfolio to best meet these needs: innovative medicines, eye care and cost-saving generic pharmaceuticals. Novartis is the only global company with leading positions in these areas. In 2014, the Group achieved net sales of USD 58.0 billion, while R&D throughout the Group amounted to approximately USD 9.9 billion (USD 9.6 billion excluding impairment and amortization charges). Novartis Group companies employ approximately 120,000 full-time-equivalent associates and sell products in more than 150 countries around the world. For more information, please visit http://www.novartis.com.

Important dates
January 27, 2016                                        Fourth quarter and full year results 2015
February 23, 2016                                      Annual General Meeting
April 21, 2016                                            First quarter results 2016
May 24-25, 2016                                        Meet Novartis Management investor event in Basel, Switzerland
July 19, 2016                                              Second quarter results 2016
October 25, 2016                                       Third quarter results 2016